UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-11071
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
UGI UTILITIES, INC. SAVINGS PLAN
2525 N. 12th Street, Suite 360
Reading, PA 19612
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
UGI CORPORATION
460 NORTH GULPH ROAD
KING OF PRUSSIA, PENNSYLVANIA 19406

UGI UTILITIES, INC.
SAVINGS PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
for the years ended December 31, 2009 and 2008

UGI UTILITIES, INC.
SAVINGS PLAN
All other schedules to be filed with the Department of Labor in accordance with the Employee Retirement Income Security Act of 1974 are not applicable and have been omitted.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Plan Administrator of
UGI Utilities, Inc. Savings Plan
We have audited the accompanying statements of net assets available for benefits of UGI Utilities, Inc. Savings Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of UGI Utilities, Inc. Savings Plan as of December 31, 2009 and 2008, and changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Morison Cogen LLP
Bala Cynwyd, Pennsylvania
June 25, 2010

UGI UTILITIES, INC.
SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2009	2008
ASSETS:
Investments (Notes 3 and 5)	$120,123,427	$97,160,991

Loans to participants	3,143,774	3,014,303

Receivables:
Participants’ contributions receivable	293,437	111,488
Employers’ contributions receivable	87,210	36,953

Total assets	123,647,848	100,323,735

LIABILITIES:
Accrued administrative expenses	5,606	—

Total liabilities	5,606	—

Net assets available for benefits at fair value	123,642,242	100,323,735

Adjustments from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	(272,016)	173,167

Net assets available for benefits	$123,370,226	$100,496,902

See accompanying notes to financial statements.

UGI UTILITIES, INC.
SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2009	2008
Additions:
Participants’ contributions	$8,221,263	$6,962,195
Employers’ contributions	2,553,238	2,045,028
Participants’ rollover contributions	624,822	3,914,379
Investment income:
Dividends and interest	2,320,110	3,423,347
Net appreciation in value of investments	16,458,484	—
Net transfers of participants’ balances	130,754	90,039
Other, primarily interest on loans	196,506	205,131

Deductions:
Investment loss:
Net depreciation in value of investments	—	(36,642,059)
Administrative fees	(44,670)	(14,566)
Distributions to participants	(7,587,183)	(6,281,539)

Net increase (decrease)	22,873,324	(26,298,045)

Net assets available for benefits — beginning of year	100,496,902	126,794,947

Net assets available for benefits — end of year	$123,370,226	$100,496,902

See accompanying notes to financial statements.

UGI UTILITIES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. Description of the Plan
The following brief description of the UGI Utilities, Inc. Savings Plan (the “Plan”) provides general information on the provisions of the Plan in effect on December 31, 2009 and during the periods covered by the financial statements. More complete information is included in the Plan documents.
On October 1, 2008, UGI Utilities acquired all of the issued and outstanding stock of PPL Gas Utilities Corporation (now UGI Central Penn Gas Inc.,“CPG”), the natural gas distribution utility of PPL Corporation (the “CPG Acquisition”), and its subsidiaries. Effective with the CPG Acquisition, the employees of CPG became eligible to participate in the Plan as of October 1, 2008. As permitted, a number of employees of CPG who were participants in the PPL Subsidiary Savings Plan elected to roll over all or a portion of their account balances and outstanding loans to the Plan.
General. The Plan is a defined contribution plan covering employees of UGI Utilities, Inc. and its subsidiaries (collectively, “UGI Utilities”), its holding company parent UGI Corporation (“UGI”), and certain affiliated companies (collectively, the “Employers”). Employees of the Employers are eligible upon hire to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is administered by the UGI Utilities, Inc. Retirement Committee (“Plan Administrator”) whose members are appointed by the Board of Directors of UGI Utilities.
Contributions. Generally a participant may elect to contribute to the Plan on a before-tax basis through payroll reduction an amount equal to from 1% to 50%, in whole percentages, of eligible compensation. In addition, effective January 1, 2009, all participants may elect to contribute to the Plan on an after-tax basis through payroll deduction an amount equal to from 1% to 20%, in whole percentages, of eligible compensation, provided that the combination of before-tax and after-tax contributions does not exceed 50% of eligible compensation. Prior to January 1, 2009, only eligible employees of CPG could contribute up to 20% of eligible compensation on an after-tax basis while all other participants could contribute up to 6% on an after-tax basis. Calendar year before-tax and after-tax contribution amounts are subject to limits prescribed by the Internal Revenue Code (“IRC”) and the Plan, respectively. For the 2009 and 2008 Plan Years, the IRC before-tax contribution limits were $16,500 and $15,500, respectively. After-tax contributions are subject to limits set by the Plan and Section 402(g) of the IRC. A participant may increase the rate of, or reduce or suspend, his or her before-tax or after-tax contributions at any time by contacting the Plan’s recordkeeper, Fidelity Institutional Retirement Services Co. (“FIRSCO”).
The Plan allows for “catch-up contributions.” The catch-up contribution provision allows certain employees to make before-tax contributions over and above the IRS and Plan limits. In order to be eligible to make catch-up contributions, employees must be at least 50 years of age and must be contributing the IRC or Plan limit. The maximum catch-up contributions for the 2009 and 2008 Plan Years were $5,500 and $5,000, respectively. Catch-up contributions are not eligible for the Employers’ matching contribution (as described below).

UGI UTILITIES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
A participant will at all times be fully (100%) vested in the portion of his or her account attributable to participant contributions.
The Plan also accepts on behalf of any employee (i) the entire amount of cash received as a distribution from another qualified trust forming part of a plan described in section 401(a) of the IRC or from a “rollover” individual retirement plan described in section 408 of the IRC, but only if the deposit qualifies as a tax-free rollover as defined in section 402 or (ii) a direct transfer from another plan qualified under Section 401(a) of the IRC. The Plan accepts after-tax rollover contributions.
For each pay period during a plan year, the Employers may, at their discretion, make a contribution to the Plan equal to a percentage of participant before-tax and after-tax contributions. Generally, for eligible Plan participants hired prior to January 1, 2009, the Employer matching contribution is equal to 50% of the first 3% of eligible compensation and 25% of the next 3% of eligible compensation that such participants have elected to make on his or her behalf in salary deferrals to the Plan or has elected to contribute to the plan as after-tax contributions. Generally, eligible employees hired on or after January 1, 2009 receive an Employer matching contribution of 100% of up to 5% of eligible compensation that such participants have elected to make on a before-tax or after-tax basis. Certain other Plan participants covered by collective bargaining agreements and certain affiliate companies’ Plan participants have a different Employer matching contribution rate.
Generally, a participant is fully vested in the portion of his or her account attributable to Employers’ matching contributions as follows: 25% after two years of service; 50% after three years of service; 75% after four years of service; and 100% after five years of service. Certain Plan participants covered by collective bargaining agreements have a different vesting schedule for employer matching contributions. In addition, a participant is fully vested in the portion of his or her account attributable to Company contributions upon the attainment of normal retirement age (as defined in the Plan document), total disability (as defined by the Plan document) or death while in the employ of the Employers or an affiliated company. For Plan purposes, a participant will attain normal retirement age on the later of his or her 65th birthday or the fifth anniversary of his or her date of hire. For vesting purposes, participants in the Plan who were former employees of businesses acquired by UGI Utilities generally receive credit for past eligible service with such acquired business.
A participant who terminates employment before he or she is vested will forfeit nonvested amounts attributable to the Employers’ contributions. These forfeited amounts remain in the Plan and are available to reduce future Employer contributions. During the 2009 and 2008 Plan Years, $16,116 and $29,747, respectively, were forfeited from participants’ accounts and were later used to reduce the Employers’ contributions. As of December 31, 2009 and 2008, there were $11,504 and $32,701, respectively, of forfeitures remaining in the Plan.

UGI UTILITIES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
Investment Funds. A participant may elect to have his or her funds invested in one or more investment options. The Plan currently offers investments in selected mutual funds, the UGI Common Stock Fund, a common collective trust fund and Brokerage Link. Brokerage Link balances consist of the mutual funds offered by the Plan, as well as mutual funds offered by other registered investment companies. Generally, participants may transfer amounts between funds at any time with no limit. Participants may change their investment elections for future contributions at any time. Fidelity Management Trust Company is the Plan’s Trustee for all investment assets of the Plan and qualifies as a party in interest. References to “Fidelity” in the table of trust investments below refer to investment funds managed by Fidelity Management and Research Company (“FMR”). References to “Vanguard” in the table of trust investments (Footnote 3) refer to investment funds managed by The Vanguard Group.
Distributions. The Plan benefit of a participant who terminates employment as a result of retirement, death or total disability, as defined in the Plan document, shall be equal to the proceeds of liquidation of 100% of the balance of his or her account. Participants may elect to receive their interest in the UGI Common Stock Fund in the form of shares of UGI Corporation Common Stock. The Plan benefit of a participant who terminates employment for reasons other than retirement or total disability shall be equal to the proceeds of liquidation of the vested portion of his or her account. Where the amount to be distributed exceeds $1,000, no distribution shall be made to any Plan participant prior to his or her normal retirement age or, effective January 1, 2009, age 70 1/2, unless the participant elects to receive such distribution. Where the amount to be distributed does not exceed $1,000, a Plan participant’s benefit will be distributed as soon as practicable after the participant becomes entitled to receive a distribution.
A participant who continues to work past age 70 1/2 will receive a distribution upon termination of employment.
Death. If a participant dies prior to receiving a distribution of his or her account, the participant’s designated beneficiary shall be entitled to receive a lump-sum distribution of the proceeds of liquidation of 100% of the vested portion of his or her account. Generally, the beneficiary may request a distribution of the participant’s account balance as soon as practicable following the date of the participant’s death. The beneficiary of a participant who is married at the time of the participant’s death will be the participant’s spouse, unless the participant designated another beneficiary and the spouse consented to such designation in accordance with procedures specified by the Plan document.
Withdrawals. Generally, a participant may withdraw up to 50% of the balance of his or her account attributable to after-tax contributions (including after-tax contributions that were matched by the Employer) at any time. However, the withdrawal must be in an amount of at least $250. If any portion of the amount withdrawn is attributable to contributions that were matched by the Employers, the participant’s participation in the Plan will be suspended for the three-month period following the withdrawal. No more than one such withdrawal in any calendar year is permitted from each of the matched and unmatched portions of a participant’s after-tax contribution account. Effective January 1, 2009, active employees who reach age 59 1/2 can elect, once a year, a partial in-service withdrawal generally in an amount not less than $1,000.

UGI UTILITIES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
A participant may withdraw before-tax contributions (and earnings attributable thereto credited as of December 31, 1988) and rollover contributions, only on account of financial hardship resulting from (i) medical expenses as defined in section 213(d) of the IRC; (ii) educational expenses for the next twelve months of post-secondary education of the participant, or his or her spouse, children or dependents; (iii) foreclosure on a primary residence; (iv) costs directly related to the purchase of a primary residence; (v) burial or funeral expenses for the participant’s deceased parent, spouse, children or eligible dependents; or (vi) expense relating to the repair of damage to the participant’s principal residence that would qualify for the casualty deduction under section 165 of the Internal Revenue Code. A hardship withdrawal will be permitted if the Plan Administrator determines that (i) the withdrawal is on account of an immediate and heavy financial need of the participant and (ii) the withdrawal is necessary to satisfy such financial need. A participant’s participation in the Plan is suspended for the six-month period following a hardship withdrawal.
While a participant is still employed by any of the Employers, withdrawals of amounts attributable to Employers’ contributions and post-1988 earnings on participant before-tax contributions are not permitted.
Loan Provision. The Plan includes an employee loan provision. Generally, at the time a loan is to be made, the amount of all loans to be outstanding may not exceed the lesser of (i) 50% of a participant’s before-tax and rollover account balances, or (ii) $50,000 less the highest balance of any loan during the prior twelve-month period. Each loan bears interest at a rate determined in accordance with generally prevailing market conditions for similar types of loans. The minimum loan amount is $1,000. The amount of the loan withdrawn from a participant’s account is allocated in proportion to the value of the participant’s salary deferral and rollover account balances in each investment fund. Repayments, including interest, are made in equal installments through payroll deductions and are allocated to participant accounts in accordance with current investment elections. No loan may have a final maturity in excess of five years except that, if the loan is used to purchase a principal residence for the participant, the loan may have a final maturity of up to ten years. No participant shall be permitted to have more than two loans outstanding at any one time.
Administrative Expenses. Administrative expenses of the Plan are chargeable to the Plan unless paid for by the Employers. Other than the Plan fees described below, the Employers currently pay such expenses. Beginning with the quarter ended December 31, 2008, each active Plan account is assessed a quarterly recordkeeping fee of $4.25. This fee is automatically deducted in the month following the end of the quarter and remitted to FIRSCO. Due to an administrative oversight, the fee for the quarter ended December 31, 2008 was waived. Loan administration and withdrawal fees are paid by Plan participants. Mutual fund expenses are paid to fund managers from mutual fund assets.
Plan Termination. Although it has not expressed any intent to do so, UGI Utilities has the right to terminate the Plan in whole or in part at any time for any reason. In the event of a complete or partial termination of the Plan, the affected participants will become fully vested in their account balances.
Plan Amendment. UGI Utilities may amend the Plan at any time for any reason by written action of its Board of Directors. Amendments required to comply with the IRC to maintain compliance with current laws or regulations or to correct errors or omissions in the Plan document, however, may be made by the Retirement Committee without Board approval.

UGI UTILITIES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
Voting Rights of UGI Common Stock Fund Participants. A participant has the right to instruct the trustee of the Plan how to vote, at each meeting of shareholders, all shares of UGI Corporation Common Stock (including fractional shares) represented by the value of the participant’s interest in the UGI Common Stock Fund. A participant also has the right to direct the trustee of the Plan whether or not to tender shares in response to a tender offer.
2. Accounting Policies
Use of Estimates and Basis of Accounting. The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from these estimates.
Investment Valuation and Income Recognition. The Statements of Net Assets Available for Benefits state the Plan’s investments at their fair values with the exception of the Plan’s investment in the Vanguard’s Retirement Savings Trust III (a common collective trust fund investment), which is stated at its fair value and adjusted to contract value (as further described below). As reported by Fidelity Management Trust Company, the Plan’s investments in registered investment company mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan. Participant loans are valued at their outstanding balances, which approximate fair value. Shares of UGI Common Stock, which are traded on a national securities exchange, are included in the UGI Common Stock Fund at fair value based upon quoted market prices. Fidelity Brokerage Link accounts are reflected at their fair value of associated investments, based upon quoted market prices, held by the Plan participants in their individual self-directed brokerage accounts.
The Statement of Net Assets Available for Benefits reflects the Plan’s interest in the Vanguard Retirement Saving Trust III at fair value, determined by discounting the related cash flows based upon current yields of similar instruments with comparable duration. Such amounts are then adjusted to contract value because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The interest in the Vanguard Retirement Savings Trust III is included in the Statements of Changes in Net Assets Available for Benefits on a contract basis.
Dividend income is recorded on the record date. Interest earned on investments is recorded on the accrual basis. Purchases and sales of securities are recorded on a trade date basis.
The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in fair value of investments which consists of realized gains or losses and unrealized appreciation (depreciation) in the fair value of those investments.

UGI UTILITIES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
Distributions are made to Plan participants based upon the fair value of each participant’s investment account (except for investments of the Vanguard Retirement Savings Trust III for which distributions are based upon contract value and except for distributions from the UGI Common Stock Fund, to the extent not all shares are sold on the same date) as of the dates of the distribution. Distributions to participants are recorded when paid.
Transfers of participant balances represent amounts transferred to or from the AmeriGas Propane, Inc. Savings Plan, which is an affiliated plan.
Fair Value Measurements. The Plan performs fair value measurements in accordance with Financial Accounting Standards Board’s (“FASB’s”) Accounting Standards Codification (“ASC”) 820 (“ASC 820”), Fair Value Measurements and Disclosures. Refer to Note 5 for the fair value measurement disclosures associated with the Plan’s investments.
Risks and Uncertainties. The investments of the separate investment funds are exposed to various risks such as interest rate, market and credit risk. The degree and concentration of these risks vary by fund. The Plan’s exposure to credit losses in the event of nonperformance of investments is limited to the carrying value of such investments. Due to the level of risk associated with the separate investment funds, it is reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

UGI UTILITIES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
3.  Trust Investments
The components of trust investments by fund at December 31, 2009 and 2008 are as follows:

	December 31,
	2009		2008
Mutual Funds:
Fidelity U.S. Bond Index Fund (shares — 638,082 and 523,241, respectively)	$7,057,182	*	$5,645,771	*

Fidelity Equity Income Fund (shares — 238,593 and 245,745, respectively)	9,338,527	*	7,586,150	*

Fidelity Magellan Fund (shares — 201,489 and 205,380, respectively)	12,959,751	*	9,418,722	*

Fidelity Growth Company Fund (shares — 87,025 and 81,890, respectively)	6,002,990		4,009,345

Vanguard Institutional Index Fund (shares — 91,936 and 83,528, respectively)	9,375,594	*	6,894,409	*

Vanguard Prime Money Market Fund (shares — 8,921,971 and 9,330,569, respectively)	8,921,971	*	9,330,569	*

Vanguard Target Retirement Income Fund (shares — 41,208 and 26,038, respectively)	436,398		247,879

Vanguard Target Retirement 2005 Fund (shares — 36,769 and 37,647, respectively)	403,726		364,799

Vanguard Target Retirement 2010 Fund (shares — 27,920 and 20,351, respectively)	572,915		358,385

Vanguard Target Retirement 2015 Fund (shares — 689,264 and 634,857, respectively)	7,795,578	*	6,062,884	*

Vanguard Target Retirement 2020 Fund (shares — 130,305 and 82,558, respectively)	2,600,888		1,367,995

Vanguard Target Retirement 2025 Fund (shares — 624,256 and 534,971, respectively)	7,066,573	*	4,959,181

Vanguard Target Retirement 2030 Fund (shares — 33,546 and 20,898, respectively)	647,773		324,760

Vanguard Target Retirement 2035 Fund (shares — 181,448 and 125,758, respectively)	2,108,422		1,163,259

Vanguard Target Retirement 2040 Fund (shares — 13,477 and 3,359, respectively)	256,728		50,821

Vanguard Target Retirement 2045 Fund (shares — 74,244 and 54,862, respectively)	892,408		525,036

Vanguard Target Retirement 2050 Fund (shares — 3,421 and 379, respectively)	65,385		5,749

Vanguard Extended Market Index Fund (shares — 181,168 and 177,201, respectively)	5,920,573		4,256,376

Fidelity Spartan International Index Fund (shares — 143,992 and 126,142, respectively)	4,816,525		3,373,056

Assets in Fidelity Brokerage Link Account — various investments include registered investment companies funds, money market funds and cash	4,735,080		3,657,556

Common Collective Trusts:
Vanguard Retirement Savings Trust III (shares — 11,751,644 and 10,976,540, respectively)	12,023,660	*	10,803,373	*

UGI Common Stock Fund:
UGI Corporation Unitized Stock Fund (units — 523,273 and 539,519, respectively)	15,996,442	*	16,627,994	*
Dividends receivable	128,338		126,922

	16,124,780		16,754,916

Total trust investments — fair value	$120,123,427		$97,160,991

Total trust investments — cost	$122,843,379		$119,267,972

*	Investment represents five percent or more of net assets available for benefits.
The net appreciation (depreciation) in fair value of investments during the years ended December 31, 2009 and 2008 by major investment category follows:

	Year Ended December 31,
	2009	2008
Registered investment company funds	$15,298,637	$(33,113,135)
UGI Common Stock Fund	(33,351)	(1,608,766)
Other	1,193,198	(1,920,158)

Total net appreciation (depreciation) in fair value	$16,458,484	$(36,642,059)

UGI UTILITIES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
The UGI Corporation Stock Fund invests principally in shares of UGI Corporation Common Stock. Participants in the fund do not individually own specific shares of UGI Corporation Common Stock but rather own units in the fund that invests in such shares and short-term investments. The value of a unit in the UGI Common Stock Fund was initially set at $10.00 and is recalculated daily by dividing the fair value of the fund’s assets (comprising shares of UGI Corporation Common Stock and temporary cash investments) by the total number of units outstanding. Generally, participant requests to redeem units from the UGI Common Stock Fund are processed on the day received if such requests are received by Fidelity before the close of the New York Stock Exchange and provided that there are sufficient short-term investments in the fund for liquidity. In such case, the participant will receive the net asset value, or closing price for the units, calculated using the closing price for UGI Corporation Common Stock on the New York Stock Exchange for that day. However, on days of unusually heavy requests for sale, the UGI Common Stock Fund may not have sufficient short-term investments for liquidity. In such case, requests to sell units received before the close of the New York Stock Exchange may not be processed on that day at that date’s closing price but may be suspended until sufficient liquidity is restored. Units will be redeemed generally on a first-in, first-out basis at the closing price for the processing date. Loans, withdrawals and distributions from the UGI Common Stock Fund will be given priority over exchanges with other funds.
During the 2009 and 2008 Plan Years, the Plan purchased, at market prices, 51,993 and 42,107 shares of UGI Corporation Common Stock directly from UGI Corporation for $1,272,111 and $1,081,241, respectively.
4. Newly Adopted Accounting Standards and Accounting Standards Not Yet Adopted
In January 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820) — Fair Value Measurements and Disclosures (“ASU 2010-06”) to require additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and transfers amoung Levels 1, 2 and 3. Levels 1, 2 and 3 of fair value measurements are defined in Note 5 below. The Plan will adopt ASU 2010-06 in the year ending December 31, 2010 except for certain provisions that will be effective in the year ending December 31, 2011. The Plan is currently evaluating the impact of ASU 2010-06 on the Plan’s financial statements.
In June 2009, the FASB issued ASU 2009-01, The FASB Accounting Standards Codification (FASB ASC), which establishes the Codification as the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. This standard is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of ASU 2009-01 changes the referencing of financial standards.

UGI UTILITIES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
In September 2009, the FASB issued ASU No. 2009-06, Income Taxes (Topic 740), Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities (formerly FASB Interpretation No. 48 and Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”). This standard prescribes guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions. Tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon adoption of this standard which has been adopted as required by the Plan as of January 1, 2009. Although this standard applies to employee benefit plans, its adoption did not require any adjustments to the Plan’s financial statements because of the Plan’s tax exempt status and the absence of unrelated business taxable income.
FASB ASC 820-10 (formerly, FSP FAS 157-4) provides additional guidance for Fair Value Measurements when the volume and level of activity for the asset or liability has significantly decreased. This standard is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this standard did not have a material effect on the Plan’s financial statements.
FASB ASC 320-10 (formerly, FSP FAS 115-2 and FSP FAS 124-2) amends the other-than-temporary impairment guidance for debt and equity securities. This standard is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this standard did not have a material effect on the Plan’s financial statements.
5. Fair Value Measurement
The Plan performs fair value measurements in accordance with ASC 820. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. ASC 820 clarifies that the fair value should be based upon assumptions that market participants would use when pricing an asset or liability, including assumption about risk and risks inherent in valuation techniques and inputs to valuations. When determining fair value measurements, the Plan considers the principal or most advantageous market for the asset or liability and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of non-performance.
ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:
•	Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access;
•
Level 2 — inputs other than quoted prices included in Level 1 that are either directly or indirectly observable, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data by correlation or by other means;

•	Level 3 — unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

UGI UTILITIES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
The following table presents the Plan’s investments that are measured at fair value on a recurring basis, for each hierarchy level, as of December 31, 2009 and 2008:

	December 31, 2009
	Fair Value Measurement Using Input Types
	Level 1	Level 2	Level 3	Total
Mutual funds	$83,053,016	$—	$—	$83,053,016
Money market fund	8,921,971	—	—	8,921,971
UGI Common Stock fund	16,124,780	—	—	16,124,780
Common collective trust	—	12,023,660	—	12,023,660
Participant loans	—	—	3,143,774	3,143,774

Total investments measured at fair value	$108,099,767	$12,023,660	$3,143,774	$123,267,201

	December 31, 2008
	Fair Value Measurement Using Input Types
	Level 1	Level 2	Level 3	Total
Mutual funds	$60,272,133	$—	$—	$60,272,133
Money market fund	9,330,569	—	—	9,330,569
UGI Common Stock fund	16,754,916	—	—	16,754,916
Common collective trust	—	10,803,373	—	10,803,373
Participant loans	—	—	3,014,303	3,014,303

Total investments measured at fair value	$86,357,618	$10,803,373	$3,014,303	$100,175,294

The Plan’s valuation methodology used to measure the fair values of mutual funds (including mutual funds in the Brokerage Link accounts), money market fund and the UGI Common Stock fund were derived from quoted market prices as substantially all of these instruments have active markets. The valuation technique used to measure fair value of participant loans above, all of which are secured by vested account balances of borrowing participants, were derived using a discounted cash flow model with inputs derived from unobservable market data. Participant loans are included at their amortized cost in the Statements of Net Assets Available for Benefits which approximates their fair value at December 31, 2009 and 2008. The valuation techniques used to measure fair value of common collective trust fund are included in Note 2.
The following table sets forth a summary of changes in fair value of the Plan’s Level 3 assets for the years ended December 31, 2009 and 2008:

	Participant Loans
	2009	2008
Balance as of January 1,	$3,014,303	$2,593,618
Issuances, repayments and settlements, net	129,471	420,685

Balance as of December 31,	$3,143,774	$3,014,303

UGI UTILITIES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
6. Federal Income Tax Status
On December 6, 2002, the Internal Revenue Service issued a favorable determination letter concerning the qualified status of the Plan in effect as of November 27, 2002 under Section 401(a) of the IRC. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. No U.S. income taxes are required to be paid by the trust created under the Plan (the “Trust”) and participants are not taxed on Employers’ contributions to the Trust or income earned by the Trust. When a participant, or his or her beneficiary or estate, receives a distribution under the Plan, the taxability of the value of such distribution depends on the form and time of payment.

UGI UTILITIES, INC.
SAVINGS PLAN
EIN 23-1174060, Plan #008
Schedule H, Line 4(i) — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

	December 31, 2009
	Number of
	Shares or
	Principal		Current
Name of Issuer and Title of Issue	Amount	Cost	Value

Mutual Funds:
FIDELITY U.S. BOND INDEX FUND (1) (2)	638,082 shrs	$6,958,404	$7,057,182
FIDELITY EQUITY INCOME FUND (1) (2)	238,593 shrs	11,024,453	9,338,527
FIDELITY MAGELLAN FUND (1) (2)	201,489 shrs	17,300,617	12,959,751
FIDELITY GROWTH COMPANY FUND (2)	87,025 shrs	5,410,870	6,002,990
VANGUARD INSTITUTIONAL INDEX FUND (1)	91,936 shrs	9,875,662	9,375,594
VANGUARD PRIME MONEY MARKET FUND (1)	8,921,971 shrs	8,921,971	8,921,971
VANGUARD TARGET RETIREMENT INCOME FUND	41,208 shrs	417,938	436,398
VANGUARD TARGET RETIREMENT 2005 FUND	36,769 shrs	396,060	403,726
VANGUARD TARGET RETIREMENT 2010 FUND	27,920 shrs	549,426	572,915
VANGUARD TARGET RETIREMENT 2015 FUND (1)	689,264 shrs	7,729,721	7,795,578
VANGUARD TARGET RETIREMENT 2020 FUND	130,305 shrs	2,399,616	2,600,888
VANGUARD TARGET RETIREMENT 2025 FUND (1)	624,256 shrs	7,299,411	7,066,573
VANGUARD TARGET RETIREMENT 2030 FUND	33,546 shrs	582,485	647,773
VANGUARD TARGET RETIREMENT 2035 FUND	181,448 shrs	2,124,442	2,108,422
VANGUARD TARGET RETIREMENT 2040 FUND	13,477 shrs	218,214	256,728
VANGUARD TARGET RETIREMENT 2045 FUND	74,244 shrs	904,697	892,408
VANGUARD TARGET RETIREMENT 2050 FUND	3,421 shrs	56,036	65,385
VANGUARD EXTENDED MARKET INDEX FUND	181,168 shrs	5,795,759	5,920,573
FIDELITY SPARTAN INTERNATIONAL INDEX FUND (2)	143,992 shrs	5,088,705	4,816,525

Total Mutual Funds		93,054,487	87,239,907

ASSETS IN FIDELITY BROKERAGE LINK ACCOUNTS (2)	Various investments include registered investment companies funds, money market funds and cash	5,216,584	4,735,080

Common Collective Trust:
VANGUARD RETIREMENT SAVINGS TRUST III (1) (4)	11,751,644 shrs	11,751,644	11,751,644

UGI Common Stock Fund (1) (2):
UGI Corporation Unitized Stock Fund	523,273 units	12,692,326	15,996,442
Dividends receivable	$128,338	128,338	128,338

		12,820,664	16,124,780

PARTICIPANT LOANS
Loan principal outstanding (4.25% - 11.5%) (2) (3)		3,143,774	3,143,774

Total — all funds		$125,987,153	$122,995,185

(1)	Investment represents 5% or more of the net assets available for benefits.

(2)	Party in interest.

(3)	Range of interest rates for loans outstanding as of December 31, 2009.

(4)	Contract value

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UGI Utilities, Inc. Savings Plan
Date: June 25, 2010	By:	/s/ Denise M. Bassett
		Name:	Denise M. Bassett
		Title:	Manager of Compensation and Benefits of UGI Utilities, Inc.